October 9, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman

Re:	Xplore Technologies Corp.
Registration Statement on Form S-1 (File No. 333-182860)

Ladies and Gentlemen:

Xplore Technologies Corp. (the “Registrant”) filed the above-captioned Registration Statement (“Registration Statement”) on July 26, 2012, as amended on September 14, 2012.  The Registrant respectfully requests that the Commission accelerate the effectiveness of the Registration Statement, to become effective at 5 p.m. (Eastern Time), October 11, 2012, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests to be notified of such effectiveness by a telephone call to Jonathan J. Russo, of Pillsbury Winthrop Shaw Pittman LLP, at 212-858-1528. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to Mr. Russo’s attention via facsimile at 212.858.1500.

Very truly yours,

XPLORE TECHNOLOGIES CORP.

By:	/s/ Michael J. Rapisand
Name:	Michael J. Rapisand
Title:	Chief Financial Officer

cc:   Jonathan J. Russo, Pillsbury Winthrop Shaw Pittman LLP

14000 Summit Drive, Suite 900

Austin, TX United States 78728

Tel: (512) 336-7797 • Fax: (512) 336-7791
1-888-44-XPLORE

www.xploretech.com